Suite 1650
1055 West Hastings St.
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Fronteer
The Science of Discovery

May 10, 2010

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des marché financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

Fronteer Development Group Inc. – Report on Voting Results
Annual and Special Meeting of Shareholders held on May 7, 2010

In accordance with Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, we hereby advise of the results of the voting on the matters submitted to the annual and special meeting (the "**Meeting**") of the holders of common shares (the "**Shareholders**") of Fronteer Development Group Inc. (the "**Corporation**") held on May 7, 2010 in Toronto, Ontario. At the Meeting, Shareholders were asked to consider certain annual and special meeting matters.

The matters voted upon at the Meeting and the results of voting were as follows:

Item 1: Election of Directors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, each of the following seven nominee directors were re-elected as Directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed:

Oliver Lennox-King
Mark O'Dea
Donald McInnes
George Bell
Jo Mark Zurel
Scott Hand
Lyle Hepburn

Item 2: Reappointment of Auditors

By a resolution passed by a vote of the Shareholders held by way of a show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were reappointed as the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until their

Fronteer
The Science of Discovery

successors are appointed and the Directors of the Corporation were authorized to fix the remuneration of the auditors.

Item 3: Confirmation and Approval of Amended and Restated Stock Option Plan

By an ordinary resolution passed by a vote of the Shareholders conducted by way of ballot, a copy of which resolution is attached at Schedule "B" to the Corporation's 2010 Management Information Circular dated March 25, 2010 (the "**Circular**"), the Corporation's amended and restated stock option plan attached at Schedule "D" to the Circular was confirmed, approved and adopted by approximately 75.6% of the Shareholders voting for and approximately 24.4% of the Shareholders voting against the resolution.

Item 4: Change of Name

By a special resolution passed by a vote of the Shareholders held by way of a show of hands, a copy of which resolution is attached at Schedule "C" to the Circular, a change of name of the Corporation to "Fronteer Gold Inc.", or such other name as may be accepted by the relevant regulatory authorities and approved of by the Directors of the Corporation, as more fully described in the Circular, was authorized and approved by a special resolution of the Shareholders voting for the special resolution.

FRONTEER DEVELOPMENT GROUP INC.

by *(signed) Sean Tetzlaff*

Name: Sean Tetzlaff

Title: Chief Financial Officer, Vice President, Finance and Corporate Secretary